SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

1 Angel Court, London,

England, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Interim Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)

(i)     Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders

(ii)    Acquisition of shares under the Dividend Re-investment Plan in respect of shares held in a nominee account

(iii)   Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP10.356995	165
		(ii)	GBP 10.119676	846
		(iii)	GBP 10.285	7
d)	Aggregated information - Aggregated volume - Price	1,018 GBP 10.159
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	London Stock Exchange

2

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Interim Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		HKD 89.25	1,305
d)	Aggregated information - Aggregated volume - Price	1,305 HKD 89.25
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	Hong Kong Stock Exchange

3

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)

(i)         Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders

(ii)        Acquisition of shares under the Dividend Re-investment Plan in respect of shares held in a nominee account

(iii)       Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.356995	405
		(ii)	GBP 10.119676	338
		(iii)	GBP 10.285	8
d)	Aggregated information - Aggregated volume - Price	751 GBP 10.249
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	London Stock Exchange

4

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		HKD 89.25	1,190
d)	Aggregated information - Aggregated volume - Price	1,190 HKD 89.25
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	Hong Kong Stock Exchange

5

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Asia and Africa (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)

(i)         Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan

(ii)        Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.285	17
		(ii)	GBP 10.285	10
d)	Aggregated information - Aggregated volume - Price	27 GBP 10.285
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	London Stock Exchange

6

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Asia and Africa (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		HKD89.25	1,900
d)	Aggregated information - Aggregated volume - Price	1,900 HKD 89.25
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	Hong Kong Stock Exchange

7

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)

(i)         Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders

(ii)        Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.356995	687
		(ii)	GBP 10.285	31
d)	Aggregated information - Aggregated volume - Price	718 GBP 10.354
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	London Stock Exchange

8

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Corporation Asia Deferred Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		HKD 89.25	434
d)	Aggregated information - Aggregated volume - Price	434 HKD 89.25
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	Hong Kong Stock Exchange

9

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.285	5
d)	Aggregated information - Aggregated volume - Price	5 GBP 10.285
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	London Stock Exchange

10

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		HKD 89.25	304
d)	Aggregated information - Aggregated volume - Price	304 HKD 89.25
e)	Date of the transaction(s)	2022-05-20
f)	Place of the transaction(s)	Hong Kong Stock Exchange

11

Additional information

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact

Jennie Webb, Senior Manager, Share Plans, +44 (0)20 3977 9750

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 May 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Deputy Group Secretary

13